November 6, 2008

VIA U.S. MAIL AND FAX (301)841-2307
Mr. Thomas A. Fink
Chief Financial Officer
CapitalSource, Inc.
4445 Willard Avenue
12th Floor
Chevy Chase, MD 20815

Re: CapitalSource, Inc.
        File No. 001-31753
        Form 10-K for Fiscal Year Ended
        December 31, 2007
        Form 10-Q for the Quarterly Period Ended
        March 31, 2008

Dear Mr. Fink:

        We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                            Sincerely,

                            Kevin Woody
                            Accounting Branch Chief